UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

Form 8-K

Current Report
Pursuant to Section 13 or 15(d)of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **November 26, 2007**

First Financial Holdings, Inc.
(Exact name of registrant as specified in charter)

Delaware	**0-17122**	**57-0866076**
State or other jurisdiction of incorporation	Commission File Number	I.R.S. Employer I.D. number

34 Broad Street, Charleston, South Carolina 29401
(Address of principal executive offices)

Registrant's telephone number (including area code): **(843) 529-5933**

Not applicable
(Former name or former address, if changed since last report)

[ ]   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ]   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ]   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ]   Pre-commencement communications pursuant to Rule 13e-4c under the Exchange Act (17 CFR 240.13e-4(c))

Item 4.01. Changes in Registrant's Certifying Accountants

On November 26, 2007, the audit committee of the Board of Directors of First Financial Holdings, Inc. notified KPMG LLP of its decision not to renew the engagement of KPMG LLP, which is currently serving as the Company's independent auditors. KPMG LLP will complete its audit engagement for the fiscal year ended September 30, 2007. The decision to change accountants was approved by the audit committee of the board of directors, which subsequently advised the Board of Directors of its decision.

During the two fiscal years ended September 30, 2006, and the subsequent interim period through November 29, 2007, there were no: (1) disagreements with KPMG LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements , if not resolved to their satisfaction , would have caused them to make reference in connection with their opinion to the subject matter of the disagreement, or (2) reportable events (as defined in Regulation S-K Item 304 (a)(1)(v)).

The audit reports of KPMG LLP on the consolidated financial statements of First Financial Holdings, Inc. as of and for the years ended September 30, 2006 and 2005 did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles. The audit reports noted the following:

> KPMG's report on the consolidated financial statements of First Financial Holdings, Inc. and subsidiaries as of and for the years ended September 30, 2006 and 2005, contained a separate paragraph stating "As discussed in Note 1 to the consolidated financial statements, the Company adopted, effective October 1, 2005, the provisions of Statement of Financial Accounting Standard No.123R, Share-Based Payment."

The audit reports of KPMG LLP on management's assessment of the effectiveness of internal control over financial reporting and the effectiveness of internal control over financial reporting as of September 30, 2006 and 2005 did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles.

First Financial Holdings, Inc. has requested that KPMG LLP furnish a letter addressed to the Securities and Exchange Commission stating whether it agrees with the above statements, and if not, stating the respects in which they do not agree. This letter is attached as an exhibit to this Report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

FIRST FINANCIAL HOLDINGS, INC.

Date: November 29, 2007

By: /s/ R. Wayne Hall

R. Wayne Hall
Executive Vice President and
Chief Financial Officer



KPMG LLP
Suite 1200
150 Fayetteville Street
P.O. Box 29543
Raleigh, NC 27626-0543

November 29, 2007

Securities and Exchange Commission

Washington, D.C. 20549

Ladies and Gentlemen:

We are currently principal accountants for First Financial Holdings, Inc. and, under the date of December 14, 2006, we reported on the consolidated financial statements of First Financial Holdings, Inc. as of and for the years ended September 30, 2006 and 2005, and under the date of December 14, 2006, we reported on management's assessment of the effectiveness of internal control over financial reporting as of September 30, 2006, and the effectiveness of internal control over financial reporting as of September 30, 2006. On November 26, 2007, we were notified the auditor-client relationship with KPMG LLP will cease upon completion of the audits of First Financial Holdings, Inc.'s consolidated financial statements as of and for the year ended September 30, 2007 and the effectiveness of internal control over financial reporting as of September 30, 2007, and the issuance of our reports thereon. We have read First Financial Holdings Inc.'s statements included under Item 4.01 of its Form 8-K dated November 29, 2007, and we agree with such statements, except that we are not in a position to agree or disagree with First Financial Holdings, Inc.'s statement that the change was approved by the audit committee of the board of directors, which subsequently advised the board of directors of its decision.

Very truly yours,

KPMG LLP